UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

Commission file number 1-10888

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

1201 Louisiana Street Suite 1800

Houston, Texas 77002

TOTAL S.A.

2, place Jean Millier

La Défense

92400 Courbevoie

France

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee

Total Petrochemicals & Refining USA, Inc. Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the Total Petrochemicals & Refining USA, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2012 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Houston, Texas

July 1, 2013

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets:
Investments, at fair value	$446,774,141	409,349,816

Receivables
Notes receivable from participants	9,457,291	8,862,697
Employer contributions receivable	—	17,834
Employee contributions receivable	1,615	15,651
Dividend receivable	1,994,716	1,846,866
Due from Trustee for securities sold	1,912,261	1,130,067

Total receivables	13,365,883	11,873,115

Total Assets	460,140,024	421,222,931

Net assets reflecting investments at fair value	460,140,024	421,222,931

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,663,116)	(1,314,697)

Net assets available for benefits	$458,476,908	419,908,234

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Contributions:
Employee	$17,154,231	17,189,205
Company	12,060,420	11,515,701
Rollover	890,790	606,280

Total contributions	30,105,441	29,311,186

Investment income (loss):
Dividends and interest	15,937,841	15,373,462
Net appreciation (depreciation) in fair value of TOTAL S.A. ADS	3,772,771	(4,763,915)
Net appreciation (depreciation) in fair value of mutual funds	23,123,845	(16,039,521)

Total investment income (loss)	42,834,457	(5,429,974)

Interest income on notes receivable from participants	440,304	444,304
Payments to participants	(36,980,453)	(36,600,326)
Administrative expenses	(169,291)	(173,699)

Net increase (decrease) in net assets available for benefits prior to transfer in	36,230,458	(12,448,509)

Transfer in	2,338,216	—

Net increase (decrease) in net assets available for benefits	38,568,674	(12,448,509)

Net assets available for benefits:
Beginning of year	419,908,234	432,356,743

End of year	$458,476,908	419,908,234

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

(a)	General

The Total Petrochemicals & Refining USA, Inc. Capital Accumulation Plan, (the Plan) operates for the benefit of certain employees of Total Petrochemicals & Refining USA, Inc. and other participating employers, hereafter referred to as the “Company” or “employing companies”. The Company is an indirectly wholly owned subsidiary of TOTAL S.A., a French company whose shares are publicly traded on the New York Stock Exchange.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document as amended for more complete information.

The Plan is administered by a Benefits Administrative Committee (the Committee) appointed by and acting on behalf of the board of directors of the Company. Pursuant to the Plan’s trust agreement, an independent trustee (the Trustee) maintains custody of the Plan’s assets. Fidelity Management Trust Company serves as the trustee and Fidelity Workplace Services LLC. serves as the independent record keeper.

Effective September 30, 2012, the existing plan of ChemProtect, Inc. merged into the Plan.

The Plan was amended on November 1, 2008 to include Total Petroleum Puerto Rico Corporation (USVI) as an employing company.

Effective January 1, 2010, Amdel employees participating in the Plan are now eligible to receive non-contributory contributions.

(b)	Eligibility

An employee is eligible to participate in the Plan immediately upon employment. Effective January 1, 2010, collectively bargained new hires will receive non-contributory contributions. Participants are eligible for Company matching contributions after one year of employment.

(c)	Contributions

Participants may elect to contribute up to 30% of their basic compensation on a pretax basis, up to 6% on an after-tax basis, or a combination of pretax and after-tax contributions not exceeding 30% of their basic compensation. For noncollectively bargained employees, basic “compensation” includes regular base salary or wages, plus bonus payments, overtime, callback pay, accrued vacation and night shift differential. For collectively bargained Total Petrochemicals & Refining USA, Inc. employees, basic “compensation” includes annual base pay only and does not include overtime or incentive payments or any other special forms of pay. Eligible employees are automatically deemed to have made a pretax election of 6% unless the employee has affirmatively elected to make no pretax contributions or elected to make pretax contributions in a different amount. A participant may elect to change his or her election under the Plan at any time. Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code) ($5,500 per participant in 2012 and 2011). Eligible participants may also elect to rollover-qualified distributions as defined in the Plan document.

For each eligible participant, the employing company will contribute 100% up to 6% of the participant’s total eligible compensation for the pay period. Participants must contribute a minimum of 3% of pretax contributions before the Company will match after-tax contributions. The Company does not match employee catch-up contributions. Company matching contributions can be reduced by participants’ forfeitures.

Noncollectively bargained employees of Atotech USA, Inc. (Atotech) will receive a Company matching contribution equal to 100% up to 4% of the participant’s total eligible compensation for the pay period. Participants must contribute a minimum of 3% of pre-tax contributions before a match will be made on after tax contributions.

Noncollectively bargained employees of Total Specialties USA, Inc. (Specialties) will receive a Company matching contribution equal to 115% of pre-tax contributions up to 4% of the participant’s total eligible compensation for the pay period.

Noncollectively bargained employees of USVI will receive a Company matching contribution equal to 100% of pre-tax contributions up to 7% of the participant’s total eligible compensation for the pay period.

Participants hired after January 1, 2006 are eligible to receive a noncontributory contribution. The noncontributory contribution replaces the existing defined benefit plan benefits as the defined benefit plan was closed to new participants effective January 1, 2006. Employees are immediately eligible from their date of hire. The amount of the contribution is based on the employee’s years of service with the Company and varies from 5% to 8% of total eligible compensation.

The defined benefit plan was closed to all collectively bargained new hires on December 31, 2009. Collectively bargained employees hired as of January 1, 2010 are eligible to receive a noncontributory contribution.

Employee contributions and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($17,000 in 2012 and $16,500 in 2011).

Employee contributions, Company matching contributions, and noncontributory contributions are paid to the Trustee in cash.

(d)	Vesting Provisions

Participants are vested immediately in all contributions plus actual earnings thereon except noncontributory contributions. Effective January 1, 2007, the 2006 noncontributory contributions vesting schedule was changed to a 4-year period. In addition, all subsequent noncontributory contributions are subject to a 3-year vesting period.

(e)	Investments

Each participant’s account is credited with his or her contribution, the Company matching contribution, the noncontributory contribution, and an allocation of plan earnings or losses and administrative expenses. Allocations are based on the proportion that each participant’s account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant’s account.

(f)	Investment Options

The following investment options are available to participants:

•	American Beacon Large Cap Value Fund

•	American Beacon Small Cap Value Fund

•	American Funds American Balanced Fund

•	American Funds Growth Fund of America

•	CALAMOS Growth Fund Class A

•	Fidelity Capital Appreciation Fund K

•	Fidelity Diversified International Fund

•	Fidelity Freedom K 2010 Fund

•	Fidelity Freedom K 2020 Fund

•	Fidelity Freedom K 2030 Fund

•	Fidelity Freedom K 2040 Fund

•	Fidelity Freedom K 2050 Fund

•	Fidelity Freedom K Income Fund

•	Fidelity Managed Income Portfolio II

•	Hotchkis & Wiley Mid Cap Value Fund

•	Oppenheimer Developing Markets Fund

•	PIMCO Total Return Fund

•	Royce Premier Institutional Fund

•	Royce Value Plus Fund

•	Third Avenue Real Estate Value Fund IS

•	TOTAL S.A. ADS

•	Vanguard Institutional Index Fund

•	Vanguard Total Bond Market Institutional

There were no new investment options added in 2012.

(g)	Notes Receivable from Participants

A participant may borrow from his or her account an amount which, when added to the greater of the total outstanding balance of all other loans to such participant from the Plan or the highest outstanding balance of all such loans for the one year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Participants must wait 90 days after paying off an existing loan before requesting a new loan of the same type (i.e., general purpose loan or primary residential loan). Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant’s vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustee to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant’s vested interest under the Plan following such withdrawal. Interest rates range from 4.25% to 10.5% at December 31, 2012. Loan maturity dates range from January 4, 2013 to November 28, 2027 at December 31, 2012.

(h)	Distributions and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. The Plan requires automatic distribution of participant accounts of amounts less than $5,000 upon termination without the participant’s consent. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the plan administrator. Amounts less than $1,000 will be distributed directly to participants upon termination. An active participant may withdraw after-tax contributions and matching contributions made before 1984 and earnings thereon. At any time, a participant age 59 1/2 or older may withdraw his or her total account (other than Company noncontributory contributions).

Participants age 50 and older may request an optional form of distribution, systematic withdrawal payments, that allows their entire vested account balance to be paid in substantially equal annual or more frequent installments over a period that does not extend beyond the life expectancy of the participant, spouse or beneficiary. Upon the participant’s death, any unpaid vested balance will be paid to the participant’s spouse or beneficiary.

Forfeited balances will be applied first to one of the following purposes as determined by the Committee in its discretion: to pay the expenses of administering the Plan, to reinstate any forfeitures that must be reinstated in accordance with the Plan or to reduce participating employer contributions. At December 31, 2012 and 2011, forfeitures totaled approximately $108 and $21,856, respectively.

(i)	Plan Termination

Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses of Administering the Plan

All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its counsel, accounting fees, and record keeper fees, are the responsibility of the Plan. In addition, certain investment related expenses reduce investment income in the accompanying Statements of Changes in Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

Certain reclassifications have been made to the 2011 financial statements to conform to the 2012 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

(b)	Valuation of Investments

Investments are reported at fair value. The TOTAL S.A. American Depositary Shares (ADS) and mutual funds are valued based upon quoted market prices. The Plan’s investment in the Fidelity Managed Income Portfolio II, which is fully benefit responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, 2012, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest. The fair value of the Fidelity Managed Income Portfolio II is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statements of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio II based on the proportionate ownership of the Plan.

As of December 31, 2012 and 2011, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio II. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio II or the administration of the Fidelity Managed Income Portfolio II, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the IRC. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the Fidelity Managed Income Portfolio II were approximately 1.73% and 1.92% at December 31, 2012 and 2011, respectively. The average yields earned by the Fidelity Managed Income Portfolio II based on the actual interest rates credited to participants were approximately 1.28% and 1.60% at December 31, 2012 and 2011, respectively.

Security transactions are recorded on a trade date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments.

(c)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Payment of Benefits

Payments to participants are recorded as the benefits are paid.

(f)	Risks and Uncertainties

The Plan provides for investments in TOTAL S.A. ADS, mutual funds, and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan invests, through its investment in the common/collective trust fund, in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(g)	Impact of New Accounting Standards and Interpretations

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Fair Value Measurements (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 was issued to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS). The guidance in ASU 2011-04 explains how to measure fair value, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU 2011-04 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The Plan adopted ASU 2011-04 in 2012. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements.

(3)	Fair Value Measurements

U.S. GAAP for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan must use Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value. There were no transfers between levels 1, 2, or 3 during 2012 or 2011. Additionally, there were no level 3 investments in 2012 or 2011.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds and TOTAL S.A. ADS – These investments consists of publicly traded money market fund, mutual funds and common stock. The fair values are based on quoted market prices.

Common/collective trust fund – The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of the Plan’s holdings in this fund is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while management believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2012:

	Fair value measurements using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement

Common/collective trust fund	$—	61,325,009	—	61,325,009
Mutual funds:
Large Cap Growth	19,337,206	—	—	19,337,206
Large Cap Blend	31,032,244	—	—	31,032,244
Large Cap Value	4,409,100	—	—	4,409,100
Mid Cap Blend	22,929,710	—	—	22,929,710
Mid Cap Value	6,980,206	—	—	6,980,206
Small Cap Value	4,597,382	—	—	4,597,382
Foreign	20,919,451	—	—	20,919,451
Diversified Emerging Mkts	27,826,681	—	—	27,826,681
Specialty	4,232,831	—	—	4,232,831
Bond/Managed Income	34,683,471	—	—	34,683,471
Blended Future Investments	57,613,833	—	—	57,613,833

Total mutual funds	234,562,115	—	—	234,562,115
TOTAL S.A. ADS	150,887,017	—	—	150,887,017

Total investments, at fair value	$385,449,132	61,325,009	—	446,774,141

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2011:

	Fair value measurements using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement

Common/collective trust fund	$—	54,110,169	—	54,110,169
Mutual funds:
Large Cap Growth	16,949,572	—	—	16,949,572
Large Cap Blend	27,423,564	—	—	27,423,564
Large Cap Value	3,749,144	—	—	3,749,144
Mid Cap Blend	22,868,778	—	—	22,868,778
Mid Cap Value	5,011,049	—	—	5,011,049
Small Cap Value	4,084,423	—	—	4,084,423
Foreign	17,563,463	—	—	17,563,463
Diversified Emerging Mkts	23,561,208	—	—	23,561,208
Specialty	2,497,132	—	—	2,497,132
Bond/Managed Income	33,016,289	—	—	33,016,289
Blended Future Investments	46,955,455	—	—	46,955,455

Total mutual funds	203,680,077	—	—	203,680,077
TOTAL S.A. ADS	151,559,570	—	—	151,559,570

Total investments, at fair value	$355,239,647	54,110,169	—	409,349,816

(4)	Investments

The fair values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 are as follows:

2012:
Vanguard Institutional Index Fund	$31,032,244
Royce Premier Institutional Fund	22,929,710
Oppenheimer Developing Markets Fund	27,826,681
Fidelity Managed Income Portfolio II (contract value $59,661,893)	61,325,009
TOTAL S.A. ADS	150,887,017

2011:
Vanguard Institutional Index Fund	$27,423,564
Royce Premier Institutional Fund	22,868,778
Oppenheimer Developing Markets Fund	23,561,208
Fidelity Managed Income Portfolio II (contract value $52,795,472)	54,110,169
TOTAL S.A. ADS	151,559,570

(5)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents 34% and 37% of total investments as of December 31, 2012 and 2011, respectively. TOTAL S.A. is an international integrated oil and gas and specialty chemical company, which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(6)	Federal Income Taxes

The Plan has obtained from the Internal Revenue Service (IRS) a determination letter dated February 5, 2010 indicating that the Plan qualifies under the provision of Section 401(a) of the Code and, accordingly, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the letter; however, Plan management believes that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

During 2012, the Company identified an operational failure whereby the incorrect definition of compensation for a small portion of the Company’s collectively bargained employees was used when calculating employee and employer contributions. The Company, on behalf of the Plan filed a Voluntary Correction Program (VCP) request for correction under the Internal Revenue Service Employee Plans Compliance Resolution System as outlined in Revenue Procedure 2008-50. The IRS issued the compliance statement without requiring any changes. The Plan adopted an amendment that retroactively modified the definition of compensation in order to match the erroneous practice.

(7)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$458,476,908	419,908,234
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,663,116	1,314,697

Net assets available for benefits per the Form 5500	$460,140,024	421,222,931

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	Year ended December 31
	2012	2011
Total investment income (loss) per the financial statements	$42,834,457	(5,429,974)
Interest income on notes receivable from participants	440,304	444,304
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012 and 2011	1,663,116	1,314,697
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011 and 2010	(1,314,697)	(492,920)

Total investment income (loss) per the Form 5500	$43,623,180	(4,163,893)

Fully benefit responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(8)	Related-Party Transactions

The Plan engaged in investment transactions with funds managed by Fidelity Investments, an affiliate of the trustee. In addition, the Plan invests in TOTAL S.A. ADS, which are shares and units of the parent company of the plan sponsor. These transactions qualify as related-party transactions and are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

(9)	Delinquent Participant Contributions

As reported on Schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2012, certain 2012 participant contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Company.

(10)	Subsequent Events

We have evaluated significant events and transactions that occurred after the financial statement date through July 1, 2013, which is the date the financial statements were issued, and determined that there were no events or transactions other than those disclosed that would require recognition or disclosure in the Plan’s financial statements for the year ended December 31, 2012.

Beginning June 30, 2013, non-contributory contributions will be discontinued for non-union employees hired on or after January 1, 2006 and new hires effective July 1, 2013. Employees who are receiving non-contributory contributions in the Plan will continue to accrue vesting based on the current vesting schedule. Non-contributory contributions will remain in the Non-contributory source within the Plan and will continue to be invested based on the participant’s direction.

Beginning July 1, 2013, non-union employees previously receiving non-contributory contributions in the Plan will be automatically enrolled in the TOTAL Finance USA, Inc. Cash Balance Plan (Cash Balance Plan). The Company will accrue benefits to participant accounts in the Cash Balance Plan based on eligible benefit service and trust investment earnings. Vesting and benefit service in relation to the non-contributory contributions in the Plan will be applied to the Cash Balance Plan.

Schedule I

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

EIN# 75-0990403 Plan: 002

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002 51
	—	$1,739	—	—

See accompanying report of independent registered public accounting firm.

Schedule II

TOTAL PETROCHEMICALS & REFINING USA, INC.

CAPITAL ACCUMULATION PLAN

EIN# 75-0990403 Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at end of Year)

December 31, 2012

Identity of issue/description	Current value
American Beacon Large Cap Value Fund	$4,409,100
American Beacon Small Cap Value Fund	3,585,704
American Funds American Balanced Fund	16,899,437
American Funds Growth Fund of America	9,543,461
CALAMOS Growth Fund-Class A	5,565,559
Fidelity Capital Appreciation Fund K*	4,228,186
Fidelity Diversified International Fund*	20,919,451
Fidelity Freedom K 2010 Fund*	4,114,431
Fidelity Freedom K 2020 Fund*	12,378,731
Fidelity Freedom K 2030 Fund*	11,166,911
Fidelity Freedom K 2040 Fund*	8,115,648
Fidelity Freedom K 2050 Fund*	4,439,434
Fidelity Freedom K Income Fund*	499,241
Fidelity Managed Income Portfolio II*	61,325,009
Hotchkis & Wiley Mid Cap Value Fund	6,980,206
Oppenheimer Developing Markets Fund	27,826,681
PIMCO Total Return Fund	21,176,823
Royce Premier Institutional Fund	22,929,710
Royce Value Plus Fund	1,011,678
Third Avenue Real Estate Value Fund IS	4,232,831
Vanguard Institutional Index Fund	31,032,244
Vanguard Total Bond Market Institutional	13,506,648
TOTAL S.A. ADS*	150,887,017
Notes receivable from participants *-Interest rates ranging from 4.25% to 10.5%; maturity dates ranging from January 4, 2013 to November 28, 2027	9,457,291

$456,231,432

*	Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL PETROCHEMICALS & REFINING USA, INC. CAPITAL ACCUMULATION PLAN

Dated: July 1, 2013	/s/ CAROLYN SANDERS
Carolyn Sanders, Vice President and Chairman, Administrative Committee

Index to Exhibit

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm